05005937

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States of America

7th February 2005

SUPPL

SEC MAIL PROCESSING
RECEIVED
FEB 17 2005
WASH, D.C. 185 SECTION

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 5th February 2005 in connection with the Discloseable Transaction and Resumption of Trading of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

PROCESSED
FEB 22 2005
THOMSON FINANCIAL

Aldous

Aldous Chiu

Encl.
AC/kh

2/22

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(stock code: 0017)

NWSH
新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)
(stock code: 0659)

JOINT ANNOUNCEMENT

DISCLOSEABLE TRANSACTION
Proposed disposal of 31.4% interest in and loans to Asia Container Terminals Holdings Limited and the entire issued share capital of Keen Sales Limited
AND
RESUMPTION OF TRADING

The NWD Board and the NWSH Board are pleased to announce that on 4 February 2005, NWSH and its indirect wholly owned subsidiary, Sunmall, entered into the Sunmall Share Sale Agreement with the Purchaser pursuant to which (subject to certain conditions) Sunmall agreed to sell and the Purchaser agreed to buy 31.4% interest in ACTH and the Shareholder Loans for a total consideration of HK$1.9 billion. On the same day, NWSH and its indirect wholly owned subsidiary, Hetro, also entered into the Hetro Share Sale Agreement with the Purchaser pursuant to which (subject to certain conditions) Hetro agreed to sell and the Purchaser agreed to buy the entire issued share capital of KSL for a total consideration of HK$1.1 billion. KSL indirectly holds 33.34% in CSXWTHK which in turn holds 100% interest in CSXWT 8. CSXWTHK is currently the operator of CT3.

Upon completion of the Hetro Share Sale Agreement, the Trust Deed will be entered into, among others, by Hetro, RCL and the Purchaser pursuant to which RCL will (among other things) hold the beneficial title and interest in and to the indirect 16.67% shareholding interest in ATL for the benefit of Hetro as if such interests have been retained in their entirety by Hetro such that Hetro will continue to be entitled to all of the economic benefits, rights, beneficial title, interests and be liable for all the obligations therein.

The Purchaser is an independent third party not connected with the directors, chief executives or substantial shareholders of NWD or NWSH or their respective subsidiaries or any of their respective associates.

The Disposals contemplated under the Sunmall Share Sale Agreement and the Hetro Share Sale Agreement will constitute a discloseable transaction for both NWD and NWSH under the Listing Rules. Each of NWD and NWSH will issue a circular containing details of the Disposals which will be dispatched to the shareholders of NWD and NWSH as soon as practicable.

At the request of NWD and NWSH, trading in their respective shares and the Convertible Bonds was suspended from 9:30 a.m. and 9:31 a.m. respectively on 4 February 2005 pending release of this announcement. NWD and NWSH have respectively applied to the Stock Exchange for the resumption of trading of their shares and the Convertible Bonds with effect from 9:30 a.m. on 7 February 2005.

Shareholders and potential investors should note that the Disposals, which are subject to a number of conditions precedent, may or may not be completed. Shareholders and potential investors are reminded to exercise caution when dealing in the securities of NWD and NWSH.

SUNMALL SHARE SALE AGREEMENT

Date : 4 February 2005

Parties

Vendor : Sunmall

Purchaser : the Purchaser

Vendor's Guarantor : NWSH

The Purchaser is an independent third party not connected with the directors, chief executives or substantial shareholders of NWD and NWSH or their respective subsidiaries or any of their respective associates.

ASSETS TO BE DISPOSED OF

Pursuant to the Sunmall Share Sale Agreement, Sunmall has agreed, subject to certain conditions, to sell and the Purchaser has agreed to buy the Sale Shares and the Shareholder Loans.

The Sale Shares represent 31.4% of the total issued share capital of ACTH and, as at the date of this announcement the Shareholder Loans amount to approximately HK$264,819,765. ACTH is a joint venture company owned as to 31.4% by Sunmall and 68.6% by CSXWT 8. ACTH is an investment holding company and its wholly-owned subsidiary, ACT, is engaged in the operation of CT8W.

CONSIDERATION

The consideration for the Sale Shares will be HK$2,253. The consideration payable for the Shareholder Loans will be HK$1,899,997,747. The total consideration of HK$1.9 billion will be payable in cash to Sunmall on Completion. The consideration was arrived at after arm's length negotiations between Sunmall and the Purchaser with reference to various factors including ACTH's carrying value in the NWSH Group and the relevant estimated expenses on this disposal, which will be in the amount of approximately HK$0.8 billion, and the market condition.

The NWD Board expects a gain on disposal in the amount of approximately HK$1.1 billion and HK$0.6 billion before and after minority interests respectively and the NWSH Board expects that a gain in the amount of approximately HK$1.1 billion will accrue as a result of the disposal of the 31.4% interest in ACTH. The calculation of the gain is based on the consideration less ACTH's carrying value in the NWD Group and the NWSH Group respectively and the relevant expenses.

CONDITIONS

Completion of the Sunmall Share Sale Agreement is subject to and conditional upon the fulfillment of, inter alia, the following conditions precedent on or before 5 April 2005:

(1) Sunmall and NWSH having obtained all necessary consents, permissions and other approvals from the board of directors of Sunmall and NWSH which are necessary for the sale of the Sale Shares and the Shareholder Loans and such consents, permissions and other approvals remaining in full force and effect;

(2) Sunmall and NWSH having obtained all necessary consents, permissions and other approvals from the lenders for the sale of the Sale Shares and the Shareholder Loans and the substitution of the Purchaser for Sunmall and/or NWSH under the Facility Agreement and related documents and such consents, permissions and other approvals remaining in full force and effect;

(3) CSXWT 8 not having exercised its right as an existing shareholder in ACTH to acquire the Sale Shares and the Shareholder Loans pursuant to the Shareholders' Agreement on or before the expiry of the Prescribed Period or, alternatively, ACTH or CSXWT 8 has within the Prescribed Period given written notice to Sunmall that ACTH has no prospect of finding shareholder(s) to purchase all the Sale Shares and all the Shareholder Loans or that CSXWT 8 will not exercise its pre-emption right;

(4) the Purchaser having obtained all necessary consents, permissions and other approvals from the board of directors of the Purchaser which are necessary for the acquisition of the Sale Shares and the Shareholder Loans and such consents, permissions and other approvals remaining in full force and effect;

(5) the Purchaser having obtained all necessary consents, permissions and other approvals from the lenders for the acquisition of the Sale Shares and the Shareholder Loans and the substitution of the Purchaser for Sunmall and/or NWSH under the Facility Agreement and related documents and such consents, permissions and other approvals remaining in full force and effect.

HETRO SHARE SALE AGREEMENT

Date : 4 February 2005

Parties

Vendor : Hetro

Purchaser : the Purchaser

Vendor's Guarantor : NWSH

ASSETS TO BE DISPOSED OF

Pursuant to the Hetro Share Sale Agreement, Hetro, has agreed, subject to certain conditions, to sell and the Purchaser has agreed to buy the entire issued share capital of KSL. KSL will cease to be a subsidiary of NWD and NWSH following Completion of the Hetro Share Sale Agreement.

CONSIDERATION

The consideration for the entire issued share capital of KSL will be HK$1.1 billion. The consideration will be payable in cash to Hetro on Completion. The consideration was arrived at after arm's length negotiations between Hetro and the Purchaser with reference to various factors including KSL's carrying value in the NWSH Group and the relevant estimated expenses on this disposal, which will be in the amount of approximately HK$0.4 billion, and the market condition.

The NWD Board expects a gain on disposal in the amount of approximately HK$0.7 billion and HK$0.4 billion before and after minority interests respectively and the NWSH Board expects that a gain in the amount approximately HK$0.7 billion will accrue as a result of the disposal of the interests in KSL. The calculation of the gain is based on the consideration less KSL's carrying value in the NWD Group and the NWSH Group respectively and the relevant expenses.

CONDITIONS

Completion of the Hetro Share Sale Agreement is subject to and conditional upon the fulfillment of the following conditions precedent on or before the date of Completion of the Sunmall Share Sale Agreement, or the fourth business day following the expiry of the Prescribed Period, whichever is earlier:

(1) Hetro and NWSH having obtained all necessary consents, permissions from the board of directors of Hetro and NWSH which are necessary for the completion of the sale of the entire issued share capital of KSL and such consents, permissions and other approvals remaining in full force and effect;

(2) the Purchaser having obtained all necessary consents, permissions and other approvals from the board of directors of the Purchaser which are necessary for the acquisition of KSL and such consents, permissions and other approvals remaining in full force and effect.

Upon Completion of the Hetro Share Sale Agreement, Hetro, RCL and the Purchaser will enter into the Trust Deed pursuant to which RCL will (among other things) hold the beneficial title and interest in and to the indirect 16.67% attributable interest in ATL which is derived by virtue of RCL's 33.34% shareholding in CSXWTHK and CSXWTHK's 50% shareholding in ATL, for the benefit of Hetro as if such interests have been retained in their entirety by Hetro such that Hetro will continue to be entitled to all of the economic benefits, rights, beneficial title, interests and be liable for all the obligations, therein. The Trust Deed will be entered into at Completion of the Hetro Share Sale Agreement as Hetro wishes to retain the beneficial title and interest in its indirect 16.67% attributable interest in ATL.

SIMPLIFIED ORGANISATION CHARTS IN RELATION TO THE DISPOSALS

Before Disposals / After Disposals


NWD
approximately 54%
NWSH
100%
100%
Hetro
Sunmall
100%
KSL
*100%
RCL
33.34%
31.4%
CSXWTHK
100%
CSXWT 8
68.6%
ACTH
100%
39%
50%
ATL
ACT
NWD
approximately 54%
NWSH
100%
Hetro
100%
**16.67%
39%
ATL
Sunmall

* *aggregation of direct and indirect shareholding interests*   ** *beneficial interest entitled under the Trust Deed*

REASONS FOR THE DISPOSALS AND BENEFITS TO NWD AND NWSH

The NWD Group is principally engaged in property development, property investments, hotel and infrastructure investments, services and telecommunications and technology business, primarily in Hong Kong and the PRC. NWD is the ultimate holding company of, among others, the NWSH Group.

The principal activities of the NWSH Group are: (i) the investment in and/or operation of facilities, contracting, transport, financial and environmental services businesses; (ii) the development, investment, operation and/or management of toll roads, expressways, bridges and tunnel, power plant, water treatment and waste management plants; and (iii) the development, investment, operation and management of container handling, logistics and warehousing businesses.

The investments made by the NWD Group in CT3 and CT8W since 1991 and 1998, respectively were for long-term investment purpose, being part of the NWD Group's strategy to expand into ports, warehousing and logistics businesses. Pursuant to the reorganization of the NWD Group in 2003, the CT3 and CT8W projects have been undertaken by the NWSH Group. The NWSH Board considers that the unsolicited offer by the Purchaser with reference to the estimated gain arising from the Disposals which are mentioned above, to be exceptionally attractive and expects that the Disposals will result in a gain for the NWSH Group of approximately HK$1.8 billion. The NWSH Group continues to retain an interest in the logistics industry by retaining an attributable 55.67% interests in ATL, by virtue of Hetro's 39% direct shareholding and its indirect 16.67% attributable interest. Since ATL will continue to be a jointly controlled entity of NWD and NWSH, NWD and NWSH will account for the results and reserves of ATL according to their respective interest in ATL.

Each of the NWD Board and the NWSH Board believes that the terms of the Disposals are fair and reasonable and in the interests of the respective shareholders of NWD and NWSH as a whole.

The net proceeds from the Disposals are intended to be utilized to repay certain bank borrowings, to explore new investment opportunities and as general working capital of the NWSH Group. As at the date of this announcement, the NWSH Group has not yet determined in which proportion the net proceeds from the Disposals should be applied to such intended uses. To the extent that the net proceeds received by the NWSH Group are not immediately applied for the above purposes, it is the present intention of the NWSH Board that they will be deposited with licensed banks in Hong Kong.

BACKGROUND OF THE PURCHASER

The Purchaser is one of the leading port operators in the world. With flagship operations in Singapore and Belgium, the Purchaser operates an extensive global network of 16 port projects in 11 countries across Europe, India, China and East Asia. In 2004, the Purchaser handled more than 33 million TEUs of containers worldwide.

BACKGROUND INFORMATION OF ACTH AND KSL

ACTH was established in 1999. The ACTH Group is principally engaged in the operation of CT8W. The infrastructure and commissioning works for CT8W have been completed and CT8W has just commenced its business operation since the end of 2004. As of 31 December 2003, ACTH recorded an audited net deficit in asset value of HK$36.5 million. For the two years ended 31 December 2002 and 2003, ACTH recorded a loss of HK$9.3 million and HK$14.1 million respectively both before and after taxation and extraordinary items.

KSL was established in 1991. The principal activity of KSL is investment holding in CSXWTHK, in which KSL holds 33.34% interest, which in turn holds 100% interest in CSXWT 8 and 50% interest in ATL. CSXWTHK is currently the operator of CT3 and ATL's principal business includes operation of cargo handling and storage facilities. As of 30 June 2004, KSL recorded a net asset value of HK$877.2 million. For the two years ended 30 June 2003 and 2004, KSL recorded net profits before and after taxation and extraordinary items of HK$287.3 million and HK$98.9 million respectively.

GENERAL

The Disposals constitute a discloseable transaction for both NWD and NWSH under the Listing Rules. Each of NWD and NWSH will issue a circular containing details of the Disposals which will be dispatched to the shareholders of NWD and NWSH as soon as practicable.

At the request of NWD and NWSH, trading in their respective shares and the Convertible Bonds was suspended from 9:30 a.m. and 9:31 a.m. respectively on 4 February 2005 pending release of this announcement. NWD and NWSH have respectively applied to the Stock Exchange for the resumption of trading of their shares and the Convertible Bonds with effect from 9:30 a.m. on 7 February 2005.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings as set out below:

"ACT"	Asia Container Terminals Limited, a company incorporated in Hong Kong with limited liability, a wholly owned subsidiary of ACTH
"ACTH"	Asia Container Terminals Holdings Limited, a company incorporated under the laws of the Cayman Islands with limited liability, being a joint venture company owned as to 31.4% by Sunmall and 68.6% by CSXWT 8
"ACTH Group"	ACTH and its subsidiaries (including ACT)
"ATL"	ATL Logistics Centre Hong Kong Limited, a company incorporated in Hong Kong, in which Hetro has a direct shareholding of 39% and an indirect 16.67% attributable interest
"Completion"	completion of the Sunmall Share Sale Agreement or the Hetro Share Sale Agreement (as the case may be) in accordance with the terms thereof
"Convertible Bonds"	the HK$1.35 billion zero coupon guaranteed convertible bonds due 2009 issued by NWSH Capital Finance Limited, a wholly owned subsidiary of NWSH, and guaranteed by NWSH
"CSXWTHK"	CSX World Terminals Hong Kong Limited, a company incorporated in Hong Kong
"CSXWT 8"	CSXWT Terminal 8 Limited, a company incorporated under the laws of the British Virgin Islands with limited liability, which is owned as to 66.66% by CSX World Terminals Infrastructure Limited (an independent third party to NWSH) and 33.34% by RCL
"CT3"	a one-berth container terminal at Container Terminal No. 3 at Kwai Chung, Hong Kong currently operated by CSXWTHK
"CT8W"	a two-berth container terminal at Container Terminal No. 8 West at Kwai Chung, Hong Kong currently operated by ACT after the berth swap arrangement for ACT's interests in Container Terminal No. 9
"Disposals"	the proposed disposals of the Sale Shares, the Shareholders' Loans and the entire issued share capital of KSL
"Facility Agreement"	the facility agreement dated 13 November 2001 entered into between ACT (as borrower), Societe Generale Asia Limited (as facility agent) and the lenders named therein, as amended and supplemented from time to time
"Hetro"	Hetro Limited, a company incorporated in the British Virgin Islands, an indirect wholly owned subsidiary of NWSH
"Hetro Share Sale Agreement"	the share sale agreement entered into between NWSH, Hetro and the Purchaser on 4 February 2005 in relation to the sale of the entire issued share capital of KSL
"KSL"	Keen Sales Limited, a company incorporated in Hong Kong with limited liability, a wholly owned subsidiary of Hetro. KSL holds 33.34% indirect interest in CSXWTHK which, in turn, directly holds 100% interest in CSXWT 8 and 50% interest in ATL
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Main Board of the Stock Exchange
"NWD Board"	the board of directors of NWD
"NWD Group"	collectively, NWD and its subsidiaries
"NWSH"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board of the Stock Exchange
"NWSH Board"	the board of directors of NWSH
"NWSH Group"	collectively, NWSH and its subsidiaries
"PRC"	The People's Republic of China
"Prescribed Period"	the period commencing from 4 February 2005, being the date on which notice is given by Sunmall to ACTH that it intends to dispose of the Sale Shares and expiring one month after that date
"Purchaser"	PSA International Pte Ltd, a company incorporated in Singapore with limited liability
"RCL"	Ready City Limited, a company incorporated in Hong Kong with limited liability, in which KSL holds 100% beneficial interest
"Sale Shares"	314 ordinary shares in the capital of ACTH, representing 31.4% of the issued share capital of ACTH, being the entire interest currently held by Sunmall in ACTH
"Shareholders' Agreement"	the shareholders' agreement dated 3 December 1998 relating to ACTH entered into among the shareholders of ACTH, including any deed of accession relating thereto, as amended, novated and supplemented from time to time
"Shareholder Loans"	the amounts due and owing from ACTH to Sunmall as at the close of business on the date of Completion of the Sunmall Share Sale Agreement in respect of all the loans made by Sunmall to ACTH
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiaries"	has the meaning ascribed to it under the Companies Ordinance, Cap. 32 of the Laws of Hong Kong
"Sunmall"	Sunmall Limited, a company incorporated in Hong Kong with limited liability, an indirect wholly owned subsidiary of NWSH
"Sunmall Share Sale Agreement"	the share sale agreement entered into on 4 February 2005 between NWSH, Sunmall and the Purchaser in relation to the sale of the Sale Shares and the Shareholders' Loans to the Purchaser
"TEU"	twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet
"Trust Deed"	the deed of trust in relation to the economic benefits, rights, beneficial title, interests in and obligations to the indirect 16.67% interest in ATL to be entered into, among others, Hetro, RCL and the Purchaser upon Completion of the Hetro Share Sale Agreement

By order of the Board of
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By order of the Board of
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 5 February 2005

At the date of this announcement: (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David and Mr. Leung Chi Kin, Stewart; (b) the non-executive directors of NWD are Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau Hay, Hamilton and Mr. Liang Cheung Biu, Thomas, and; (c) the independent non-executive directors of NWD are Lord Sandberg, Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson, JP (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John, JP.

At the date of this announcement: (a) the executive directors of NWSH are Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Chan Kam Ling, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick and Mr. Cheung Chin Cheung; (b) the non-executive directors of NWSH are Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) the independent non-executive directors of NWSH are Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham

* *For identification purposes only*